

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

<u>Via E-Mail</u>
Learned Hand
President and Chief Financial Officer
China Advanced Technology
710 Market Street
Chapel Hill, North Carolina 27516

> **Re: China Advanced Technology**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 11, 2011**
> **File No. 333-169212**

Dear Mr. Hand:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that our address is 100 F Street, NE, Washington, D.C. 20549. Please address all future correspondence to such address.

2. Please revise the prospectus to include page numbers. Such page numbers should correspond to the page numbers identified in the table of contents.

3. We note your response to comment 2 in our letter dated October 1, 2010. Please provide us with information requested below.

   - The number of shares of your common stock that are held by non-affiliates.

   - Any affiliation between a selling stockholder and any other selling stockholder.

Forepart of Registration Statement

4. The primary SIC code that you have selected that not appear to be appropriate for your business. Please revise.

5. The text disclosing whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company is unclear. Please revise.

Outside Cover Page of Prospectus

6. We note the statement in the first paragraph, fifth sentence that certain of the selling stockholders were promoters or affiliates of you. Please identify for us each selling stockholder that was your promoter or is affiliated with you. With respect to your promoters, please also provide the disclosure required by Item 404(c) of Regulation S-K.

Risk Factors

7. Please add risk factors to disclose the risks associated with the following:

    - You have a limited operating history and have not generated any income for any fiscal period to date.

    - Learned Hand, your sole director and executive officer, holds more than a majority of your common stock and currently controls, and will continue to control after the offering, your operations.

Plan of Operations

8. We note the statement that you had net income of $25,884 for the six months ended January 31, 2011 on revenues of $114,964 and cost of sales of $66,849. Based on your interim financial statements presented for the nine months ended January 31, 2011, it is unclear how you concluded you had net income of $25,884 for the six months ended January 31, 2011. Please advise us or revise.

9. We note that the income statement included as part of your interim financial statements present information for the three months ended January 31, 2011 and the nine months ended January 31, 2011. The discussion of material changes in this section should be based on the periods for which you have presented such income statement information. We note that you had net losses of $18,435 and $17,551 for the three months ended January 31, 2011 and the nine months ended January 31, 2011, respectively. Accordingly, please revise to disclose that you had losses for each of the aforementioned periods. See Item 303(b)(2) of Regulation S-K.

10. Please disclose the source(s) of your revenues of $114,964 for the nine months ended January 31, 2011. Please also revise your revenue recognition footnote disclosure to specifically indicate your revenue earning process.

11. We note your response to comment 31 in our letter dated October 1, 2010. Please clarify whether the "joint marketing agreements" referred to in the second bullet under the sixth paragraph is the same as the "joint venture contracts" and "revenue share/joint venture campaign" discussed in "Business—Marketing."

Evaluation of Disclosure Controls and Procedures

12. We note your responses to comments 28 and 29 in our letter dated October 1, 2010. Because you have elected to include disclosure regarding your disclosure controls and procedures, such disclosure must comply with the requirements of Item 307 of Regulation S-K. Accordingly, we re-issue comments 28 and 29 in our letter dated October 1, 2010.

Business

Background

13. We note that Section 4(a) of the Articles of Merger filed as Exhibit 3.3 to the S-1 filed on September 3, 2010 states that the 1,000 shares of Vitalcare Holding Corporation's common stock previously held by Vitalcare DTC Corporation was converted into shares of your common stock on a one-to-one basis. Please clarify whether such 1,000 shares are currently outstanding and held by Vitalcare DTC Corporation. Please also clarify whether Vitalcare DTC Corporation is the same entity as Vitalcare Diabetes Treatment Centers, Inc.

14. Please disclose whether you acquired Live Wise, Inc. before or after your merger with Vitalcare Diabetes Treatment Centers, Inc.

Employees and Design Services

15. We note your response to comment 32 in our letter dated October 1, 2010. You should disclose the total number of employees, and not just executive officers, in this section. Please revise accordingly. See Item 101(h)(4)(xii) of Regulation S-K.

Management

Directors and Executive Officers

16. We note your response to comment 33 in our letter dated October 1, 2010. Please provide us with supplemental information that discloses the background of the case,

including the subject matter of the complaint and the relief sought, and that shows that the jury awarded approximately $800 to one of the plaintiffs as the sole remedy for the case. See Instruction 2 to Item 401(f) of Regulation S-K.

17. We note your responses to comments 34 and 35 in our letter dated October 1, 2010. However, it does not appear that you addressed the discrepancy in your disclosures that you were incorporated on February 16, 2010 and that Learned Hand became your chief executive and financial officer and director in February 2009. It also does not appear that you have revised the registration statement to consistently refer to Learned Hand's title. Accordingly, we re-issue comments 34 and 35 in our letter dated October 1, 2010.

Selling Stockholders

18. We note your response to comment 42 in our letter dated October 1, 2010 and the disclosure that no selling stockholder is affiliated with a registered broker-dealer. Please also tell us whether any selling stockholder is a registered broker-dealer.

Certain Transactions

19. We note your responses to comments 44 and 45 in our letter dated October 1, 2010. Please clarify how the amount outstanding increased to $57,906 for the 2009 fiscal year when the promissory note was issued for $37,906.

Audited Consolidated Financial Statements

Consolidated Statements of Cash Flows

20. Your cumulative column for the period from May 1, 2008 (inception) to April 30, 2010 does not foot. Refer to your net cash used in operating activities line. Please revise.

Note 1. Significant Accounting Policies

21. We note your response to comment 51 in our letter dated October 1, 2010, but we cannot locate your revised disclosures. In that regard, we remain unclear regarding your statement, "The Registrant acquired all of the outstanding common stock of Live Wise, in exchange for 600,000 shares of the Registrant's Common Stock whereby the Company issued an aggregate of 51,158 shares of common stock in exchange for all of the issued and outstanding shares of Live Wise, Inc." on how the two apparent separate stock issuances each represented the exchange for all of Live Wise's shares in the transaction. Please explain and revise your disclosures.

Unaudited Consolidated Financial Statements

Consolidated Balance Sheets

22. Refer to your account receivable balance as of January 31, 2011. Tell us the aging of the accounts receivable balance and how you determined its collectability to be reasonably assured.

Item 15. Recent Sales of Unregistered Securities

23. We note your response to comment 54 in our letter dated October 1, 2010. We also note that you were incorporated in February 2010. Please explain how you issued 51,158 shares before you were incorporated.

Item 16. Exhibits and Financial Schedules

24. We note that you have indicated that your Bylaws were filed with the S-1 filed on September 3, 2010. However, such document was not filed as an exhibit to such filing. Please file your Bylaws with the next amendment to the registration statement.

Exhibit 23

25. We note your response to comment 59 in our letter dated October 1, 2010 and reissue such comment. Please revise the consent of Sam Kan & Company to reflect that it also consents to the reference to the firm under the caption "Experts."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Robert Babula at (202) 551-3339 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Jehu Hand
       Hand & Hand